Form 51-102F3
Material Change Report

Item 1    Name and Address of Company

Concordia International Corp. (formerly Concordia Healthcare Corp.)
5770 Hurontario Street, Suite 310
Mississauga, ON
L5R 3G5

Item 2    Date of Material Change

July 18, 2018.

Item 3    News Release

A news release in respect of the Delisting (as defined below) was disseminated by Concordia International Corp. (“Concordia” or the “Company”) over CNW on July 19, 2018.

Item 4    Summary of Material Change

On July 18, 2018, NASDAQ Global Select Markets (“NASDAQ”) announced its determination to delist the Company’s securities from NASDAQ (the “Delisting”).

Item 5    Full Description of Material Change

5.1	Full Description of Material Change

On May 31, 2018, Concordia announced that it received a letter dated May 30, 2018, from the Listing Qualifications Department of NASDAQ informing Concordia that its common shares would be scheduled for delisting effective at the opening of business on June 8, 2018. NASDAQ had previously informed the Company, on December 1, 2017, that it did not meet the minimum bid price requirement of US$1.00 per share for 30 consecutive days as set forth in NASDAQ’s continued listing rules and, as a result, Concordia had until May 29, 2018, to regain compliance with the minimum bid price requirement to maintain its listing. To regain compliance with the minimum bid price requirement, the Company’s common shares were required to have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days prior to May 29, 2018, which did not occur. As part of Concordia’s proposed transaction to realign its capital structure, lenders supporting the transaction have requested that the Company delist its common shares from NASDAQ.

Concordia’s stock was suspended from trading on NASDAQ on June 8, 2018, and has not traded on NASDAQ since that time. NASDAQ has filed a Form 25 with the Securities and Exchange Commission to complete the Delisting. The Delisting becomes effective 10 days after the filing of the Form 25.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6    Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7    Omitted Information

Not Applicable.

Item 8    Executive Officer

Adeel Ahmad
Chief Financial Officer

905-842-5150

Item 9    Date of Report

July 24, 2018.

Notice regarding forward-looking statements and information:
This material change report includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to statements with respect to: statements relating to the timing of the Delisting; and Concordia’s proposed transaction to realign its capital structure. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this material change report may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to risks associated with the Delisting, the inability to negotiate with Concordia’s lenders, risks associated with a proposed recapitalization transaction including the inability to complete a proposed recapitalization transaction or complete a proposed recapitalization transaction in a timely or efficient manner, the inability to reach a consensual transaction with holders of the Company’s debt, the Canada Business Corporations Act (“CBCA”) process not providing the protection sought by Concordia, third parties not complying with the CBCA order and taking steps against Concordia and its subsidiaries, the recapitalization transaction not being the best financial path forward for the Company, alternatives to the recapitalization transaction that may be available to the Company which are better suited for the Company, the inability of the recapitalization transaction to position the Company to deliver on its strategic plans, the inability to address deferred payments as part of any recapitalization transaction, the inability to realize financial forecasts or projections, the inability to realize projections for revenue (including expected revenue by geography or product), the inability to achieve revenues and gross margins for certain products and other initiatives, increased competition on the Company’s products resulting in an impact on potential revenues and margins, EBITDA, adjusted EBITDA, gross profit, adjusted gross profit, margins, and cash flow, risks associated with the assumptions used to develop financial forecasts, Concordia’s top molecules not producing expected levels of revenue, risks associated with Concordia’s commercial and regulatory capabilities, risks associated with Concordia’s commercial portfolio, risks associated with Concordia’s pipeline of products, the number of molecules in the pipeline, the timeline for the development and launch of pipeline products, development costs, the possible revenues for pipeline products and the markets for those products, the inability to achieve the forecasted revenues for pipeline products and the inability to launch pipeline products in the markets for those products, the inability to source products or enter into partnerships, the inability to maintain Concordia’s efficient and variable cost structure, the inability to achieve projected gross margins, the inability to implement the Company’s strategies for its segments, the Company’s products not producing anticipated revenues, the inability to maintain Concordia’s asset-light business model and strategy for manufacturing and sales/distribution, the inability to realize potential additional revenue from new orphan drug indications, the inability to acquire, license or develop off-patent prescription medicines, the impact of competitive, financial and political forces on the business, risks associated with working with, or finding, development partners, the inability to maintain a tax efficient operating model, the Company’s inability to become a leading European specialty “off-patent” medicines player, the inability to implement the Company’s go-forward strategy or to implement such strategy within the expected timeline, the Company’s inability to drive growth in the United Kingdom, the Company’s inability to expand into certain markets, the Company’s inability to level-set its United States business, the Company’s inability to increase its pipeline of products, the Company’s inability to vary its approach to non-core markets, the Company’s inability to extend its lean operating model and build on its existing talent, potential liabilities related to the termination of the Company’s foreign-exchange hedges, the Company’s inability to realign its capital structure, the Company’s inability to reduce debt (which could result in the Company having to file for bankruptcy or insolvency proceedings), the CBCA process not adequately addressing the Company’s realignment of its capital structure and not benefiting all stakeholders, Concordia’s securities, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations (including, without limitation, earn-out obligations), risks associated with Concordia’s outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with expanding into new markets, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia’s products to treat certain diseases, the pharmaceutical industry and the regulation thereof, regulatory investigations including the investigations by the United Kingdom’s Competition and Markets Authority, risks associated with the failure to comply with applicable laws, risks associated with litigation including the class action lawsuits that the Company is currently subject to and the potential significant damages and costs that are associated therewith, legislative changes (including, without limitation, the U.K. Health Service Medical Supplies (Costs) Act), risks associated with regulatory and/or government intervention on the prices of the Company’s products, risks relating to supply, distribution and in-licensing arrangements, possible failure to realize the anticipated benefits of acquisitions, in-licensing arrangements and/or product launches, risks associated with the integration of assets and businesses into Concordia’s business, risks associated with acquisitions (including the failure to uncover or appreciate material liabilities associated therewith), product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the inability to in-license products, the inability to procure active pharmaceutical ingredients and maintain supply of the Company’s products to meet market demands, the fact that historical and projected financial information may not be representative of Concordia’s future results, the failure to obtain regulatory approvals, economic factors, market conditions, acquisition opportunities, in-licensing opportunities, risks associated with the acquisition, in-licensing and/or launch of pharmaceutical products, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia’s niche, hard-to-make products), the impact of increased competition on the volume and price of the Company’s products, risks associated with the loss of hospital tenders, formulary exclusions, and/or de-prescribing guidelines issued by applicable prescribing groups, the inability to grow product sales through marketing and/or promotion, risks associated with customers deferring purchase orders for the Company’s products, risks associated with working with external partners, risks associated with the inability to supply products due to, without limitation, stock-outs and/or product recalls and/or rejections, risks associated with slower uptake of the Company’s products, higher than expected erosion of the volume of sales of Concordia’s products, the impact of non-FDA approved products on the sales of Concordia’s products, including Donnatal®, general economic and stock market conditions, risks associated with the United Kingdom’s exit from the European Union (including, without limitation, risks associated with legislative changes, regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators, and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward‐looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward‐looking statement or information can be guaranteed. Except as required by applicable securities laws, forward‐looking statements and information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward‐looking statement or information, whether as a result of new information, future events, or otherwise. All subsequent oral or written forward-looking statements and information attributable to Concordia or any of its directors, officers or employees, or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above.